Exhibit 2

PROXY STATEMENT

SILICOM LTD.

8 Hanagar St.

Kfar Sava

Israel

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

September 16, 2007

        The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Silicom Ltd. (the “Company”) for use at the Company’s Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on September 16, 2007, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, the Ordinary Shares represented thereby will be voted in accordance with the recommendations of the Company’s management.

        The Proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about August 7, 2007. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

        The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business on August 7, 2007 are entitled to vote at the Meeting. On July 27, 2007, 6,495,553 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. The Company’s Articles of Association do not permit cumulative voting for the election of directors or for any other purpose. Two shareholders present, personally or by proxy, holding at least fifty one per cent (51%) of the Company’s outstanding ordinary shares, shall constitute a quorum for the Meeting. If within half an hour from the time the meeting is convened a quorum is not present, the meeting shall stand adjourned until September 23, 2007 at 10:00 a.m. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

        Approval of proposals numbered one, three, four, five and six stated in this proxy statement and to be proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an “Ordinary Majority”).

        Approval of proposal number two stated in this proxy statement requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each of such proposals, provided that if the total number of Ordinary Shares voted against such proposal by shareholders of the Company that are not controlling shareholders (as such terms is defined in the Israeli Securities Law – 1968) exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such proposal by shareholders of the Company present in person or by proxy at the Meeting that are not controlling shareholders (hereinafter an “Ordinary One-Third Non-Controlling Shareholder Majority”).

PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of July 27, 2007, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five per cent (5%) of the Company’s Ordinary Shares and (ii) all directors and officers as a group (based on 6,495,553 Ordinary Shares outstanding on that date):

Name and Address	Number of Shares Owned	Percent of Class

Yehuda Zisapel	555,940	8.56%
Zohar Zisapel	673,723	10.37%
Sussman Robert (1)	348,600	5.37%
Bjurman, Barry & Associates and related entities (2)	331,000	5.10%
All directors and officers as a group	834,255	12.52%

(1) As reported on the Schedule 13G filed by Robert Sussman with the Securities and Exchange Commission on July 20, 2007.
(2) As reported on the Schedule 13 G/A filed by Bjurman, Barry & Associates, George Andrew Bjurman and Owen Thomas Barry III with the Securities and Exchange Commission on June 27, 2007.

PROPOSAL I

ELECTION OF DIRECTORS

        The management of the Company has selected the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of the nominees listed below. If any of these nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as management may propose. The Company’s Articles of Association specify that the number of directors may be determined from time to time by the general meeting of the shareholders of the Company. The following nominees who are currently directors of the Company have advised the Company that they will continue to serve as directors if re-elected. The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Yehuda Zisapel	64	Mr. Zisapel is a co-founder of the Company. He has served as a Director since its inception and served as Chairman of the Board of Directors from 1999 until March 2001. Mr. Zisapel is also a founder and a director of Rad Data Communications Ltd. ("Rad"), Bynet Data Communications Ltd. ("Bynet") and its subsidiaries and other companies in the Rad Group. The Company has certain dealings with members of the Rad Group (see "Item 7. Major Shareholders and Related Party Transactions" of the Company's Annual Report on Form 20-F for the year ended December 31, 2006). In 1966 and 1968, Mr. Zisapel received a B.Sc. and an M.Sc. degree, respectively, in Electrical Engineering from the Technion. In 1975, Mr. Zisapel received an M.B.A. from Tel Aviv University.

Avi Eizenman	50	Mr. Eizenman co-founded the Company in 1987 and has served as its President and as a Director, since its inception. Mr. Eizenman also served as Chief Executive Officer from the Company's inception until April 1, 2001, and on such date, he resigned from his position as Chief Executive Officer and was appointed Active Chairman of the Board of Directors. Mr. Eizenman served as head of the ASIC department at Scitex Ltd. in 1986. From 1979 until 1985, Mr. Eizenman held various positions, including project manager, ASIC specialist and engineer, with the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in Electrical Engineering from the Technion, and an M.B.A. from Tel Aviv University.

Yeshayahu ('Shaike') Orbach	56	Mr. Orbach has been President and Chief Executive Officer of the Company since April 2001. In December 2001, Mr. Orbach was named a Director, replacing Zohar Zisapel, who resigned from the Board of Directors. Prior to that, for a period of four and a half years, Mr. Orbach was President and CEO of Opgal Ltd., a high-tech subsidiary of Israel's Rafael and El-Op corporations. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market, and Managing Director of Tecsys Ltd. He holds a B.Sc degree in Mechanical Engineering from the Technion.

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

         RESOLVED, to elect Avi Eizenman and Yehuda Zisapel as directors of the Company for the coming year until the next annual meeting of the Company’s shareholders and to elect Yeshayahu (‘Shaike’) Orbach, as a director of the Company for the coming year until the next annual meeting of the Company’s shareholders, subject to his continued employment as President and Chief Executive Officer of the Company.

        Election of Avi Eizenman, Yehuda Zisapel and Yeshayahu (‘Shaike’) Orbach as directors requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

        The Board of Directors expresses no recommendation as to the vote on the above proposal.

PROPOSAL II

EXTENSION OF THE APPOINTMENT OF EXTERNAL DIRECTORS

        The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint no less than two External Directors. No person may be appointed as an External Director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as External Director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;
—	control; and
—	service as an office holder.

        A person shall be qualified to serve as an External Director only if he or she possesses “accounting and financial expertise” or “professional qualifications”. The conditions and criteria for possessing “accounting and financial expertise” or “professional qualifications” were enacted in regulations promulgated under the Israel Companies Law (Companies Law Regulations (Conditions and Tests for Determining whether a Director has Expertise in Finance and Accounting and whether a Director is Professionally Qualified) – 2005 (the “External Director Qualification Regulations”)).

        No person may serve as an External Director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an External Director or may otherwise interfere with the person’s ability to serve as an External Director. In addition, no person may serve as an External Director if such person is an employee of the Israeli Securities Authority, or if such person is an employee of an Israeli stock exchange. If, at the time External Directors are to be appointed, all current members of the board of directors are of the same gender, then at least one External Director must be of the other gender.

        The initial term of an External Director is three years and may be extended for additional three-year periods. External Directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the External Directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

        Ms. Einat Domb-Har and Mr. Ilan Kalmanovich were each appointed to serve as our External Directors in June 2004 for a period of three years.

        The Company’s Board of Directors (with the exception of Ms. Domb-Har and Mr. Kalmanovich who did not participate in the vote) has nominated Ms. Domb-Har and Mr. Kalmanovich for re-appointment as External Directors, effective July 1, 2007, to serve for a period of three years and until their respective successors are duly elected and shall qualify. Set forth below is certain information concerning Ms. Domb-Har and Mr. Kalmanovich:

Nominee	Age	Principal Occupation

Einat Domb-Har	40	Ms. Domb-Har has served as Chief Financial Officer of Olista Ltd., a company providing unique solutions for the cellular industry, since June 2006. From April 2004 to April 2006 Ms. Domb-Har served as the Chief Financial Officer of Stage One Venture Capital, which focuses on seed investment in the telecom industry. From 2000 to 2004 Ms. Domb-Har served as a controller of Pitango Venture Capital, Israel's largest pool of four venture capital funds. From 1994 to 1999 Ms. Domb-Har served as a senior manager at Kost, Forer and Gabbay, CPA, a member of Ernst & Young International. Ms. Domb-Har is an Israeli Certified Public Accountant and holds a BA in Economics and Accounting from Tel Aviv University. She also holds an MBA from the Israeli extension of Bradford University.

Ilan Kalmanovich	41	Mr. Kalmanovich has managed Leader's Consulting & Management, a business consulting firm, since March 2006. Mr. Kalmanovich acted as an independent consultant from 2003 to February 2006 and as Vice President of Fahn Kaneh Consulting from 2004 to February 2006. From 2001 to 2002, Mr. Kalmanovich served as the vice president of Igud Hashkaot Ve'yizum (A.S.I.) Ltd. of the Igud Bank Group. From 1996 to 2000 he served as a senior consultant at BDO Ziv Haft Consulting and Management Ltd. From 2003 to May 2004 Mr. Kalmanovich served as a director on the board of Satcom Systems Ltd. and previously served as a director on the board of Cukierman & Co. Investment House Ltd., and as an alternate director at Catalyst Investments L.P., the general partner of the Catalyst Fund L.P. venture capital fund. Mr. Kalmanovich holds a B.Sc degree (with honors) in Industrial Engineering from Ben-Gurion University and an MBA from Tel Aviv University. He also serves as a court-certified mediator and holds a license for investment consulting from the Israeli Securities Authority.

        The Board of Directors has determined that Ms. Einat Domb-Har has the requisite “expertise in finance and accounting” and that Mr. Ilan Kalmanovich has the requisite “professional qualifications”, under the External Director Qualification Regulations. Ms. Domb-Har and Mr. Kalmanovich qualify as independent directors under Nasdaq.

        The Company intends to pay both External Directors fixed compensation as provided for in the Companies Regulations (Rules Regarding Compensation and Expenses of Outside Directors)-2000. In certain circumstances the Company may also reimburse its External Directors for expenses associated with particular meetings.

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the extension of the appointments of Ms. Einat Domb-Har and Mr. Ilan Kalmanovich as External Directors for a term of three years. If one or both of the above nominees are unable to serve, the person named in the proxy shall vote the Ordinary Shares for the election of such other nominee/s as the Board of Directors may propose.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, that the appointments of Ms. Einat Domb-Har and Mr. Ilan Kalmanovich as External Directors (as defined in the Israeli Companies Law) are hereby extended for a three-year term commencing as of July 1, 2007 and until their respective successors are duly elected and shall qualify.

        The appointment of External Directors requires the approval by an Ordinary One-Third Non-Controlling Shareholder Majority (as defined in this proxy statement).

        The Board of Directors, with the exception of Ms. Einat Domb-Har and Mr. Ilan Kalmanovich who express no recommendation as to the vote on the above proposal, recommends a vote “FOR” the extension of the appointment of Ms. Einat Domb-Har and Mr. Ilan Kalmanovich as External Directors of the Company for a three-year term.

PROPOSAL III

PROCUREMENT OF INSURANCE POLICY FOR THE COMPANY’S DIRECTORS AND OFFICERS

        In order to induce individuals to serve as directors and/or officers of the Company, it is critical that the Company maintain adequate directors and officers insurance (“D&O Insurance”). Therefore, the Company, with the approval of its shareholders, previously procured liability insurance for its directors and officers to provide for coverage of up to $4 million. Such a D&O Insurance policy was procured by the Company from the Genesis Insurance Company on February 1, 2004 and was renewed for successive 12-month periods on February 1, 2005 and February 1, 2006.

        Pursuant to the Companies Law -1999 (the “Companies Law”), the terms of compensation of members of the Board of Directors, including the purchase of D&O Insurance, require the approval of the audit committee of the Board of Directors (the “Audit Committee”), the Board of Directors and the shareholders of the Company, in such order.

        In January 2007, the Audit Committee and Board of Directors approved the procurement of D&O Insurance from Navigators Management Company Inc. to provide for coverage of up to $4 million for the period commencing February 1, 2007 until January 31, 2008 with an annual premium of $35,000.

        The D&O Insurance policy was procured by the Company as of February 1, 2007 and will remain in effect until January 31, 2008.

        The Company will renew this policy on an annual basis, or otherwise from time to time. Any change to the policy, which materially departs from the key terms described above, including the cost, will be submitted to the Company’s Audit Committee and Board of Directors for their approval but shall not, unless required by law or the Company’s Articles of Association, be presented to the General Meeting of the shareholders.

        The above insurance policy provides coverage for, among others, Mr. Yehuda Zisapel, who is deemed a “controlling shareholder” (as such term is defined in the Companies Law). As announced by the Company in its registration statement on Form 6-K filed with the Securities and Exchange Commission on February 27, 2007, with respect to procurement of the D&O Insurance for Mr. Zisapel, in January 2007, the Audit Committee and Board of Directors each determined that the terms of such procurement are identical to the terms of insurance of all of the Company’s office holders, and that such procurement is on market terms and is not likely to have a material effect on any of the Company’s profits, properties or commitments. The Company made such announcement, in accordance with an exemption set forth in regulations promulgated under the Companies Law, according to which, unless a request is made by a shareholder or shareholders holding at least one percent of the Company’s outstanding share capital or its voting rights, no special majority of the shareholders will be required to approve such procurement. No such request was made by any such shareholder or shareholders of the Company and therefore no special majority will be required.

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

        RESOLVED, that the procurement of Directors and Officers Insurance from the Navigators Management Company Inc., providing for coverage of up to $4,000,000, and any further extensions, renewals and increases of such policy, from time to time, as the Audit Committee and the Board of Directors deem necessary, are hereby ratified and approved.

        Approval of the D& O Insurance policy requires the vote of an Ordinary Majority (as defined in this proxy statement).

        The Board of Directors expresses no recommendation as to the vote on the above proposal.

PROPOSAL IV

APPROVING GRANT OF BONUS AND SALARY INCREASE TO CHIEF EXECUTIVE OFFICER

        Pursuant to the Companies Law, the terms of compensation of members of the Board of Directors, including with respect to the terms of such members’ employment in other positions in the Company, require approval by each of the Audit Committee, the Board of Directors and shareholders of the Company, in such order.

        Following the approval by the Audit Committee and the Board of Directors (with the exception of Mr. Avi Eizenman and Mr. Shaike Orbach who did not participate in the vote) in January 2007, the shareholders of the Company are being asked to approve: (i) the grant of a bonus in the amount of NIS 250,000 (the equivalent of approximately $58,000) (“Shaike’s Bonus”) to Mr. Orbach, the Company’s Chief Executive Officer, who is also a member of the Board of Directors; and (ii) an increase in Mr. Orbach’s monthly salary, whereby following such increase Mr. Orbach’s monthly salary shall be NIS 54,000 (the equivalent of approximately $13,000).

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

        RESOLVED, to approve the grant of a bonus in the amount of NIS 250,000, to the Company’s Chief Executive Officer, Mr. Yeshayahu (‘Shaike’) Orbach and an increase in his salary, such that Mr. Orbach’s monthly salary shall be NIS 54,000.

        Approval of the grant of Shaike’s Bonus and the increase in his salary require the vote of an Ordinary Majority (as defined in this proxy statement).

        The Board of Directors, with the exception of Mr. Shaike Orbach and Mr. Avi Eizenman who express no recommendation as to the vote on the above proposal, recommends that the shareholders vote “FOR” the approval of the grant of Shaike’s Bonus and the increase in his salary.

PROPOSAL V

APPROVING GRANT OF BONUS TO CHAIRMAN OF THE BOARD

        Pursuant to the Companies Law, the terms of compensation of members of the Board of Directors require approval by each of the Audit Committee, the Board of Directors and shareholders of the Company, in such order.

        Following the approval by the Audit Committee and the Board of Directors (with the exception of Avi Eizenman and Mr. Shaike Orbach who did not participate in the vote) in January 2007, the shareholders of the Company are being asked to approve the grant of a bonus in the amount of NIS 250,000 (the equivalent of approximately $58,000) (“Avi’s Bonus”) to Mr. Eizenman, Chairman of the Board of Directors.

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

        RESOLVED, to approve the grant of a bonus in the amount of NIS 250,000, to the Chairman of the Company’s Board of Directors, Avi Eizenman.

        Approval of the grant of Avi’s Bonus requires the vote of an Ordinary Majority (as defined in this proxy statement).

        The Board of Directors, with the exception of Mr. Avi Eizenman and Mr. Shaike Orbach who express no recommendation as to the vote on the above proposal, recommends that the shareholders vote “FOR” the approval of the grant of Avi’s Bonus.

PROPOSAL VI

APPOINTING INDEPENDENT PUBLIC ACCOUNTANTS

        The Audit Committee and the Board of Directors have authorized the appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International, as the independent certified public accountants of the Company for the period commencing January 1, 2007 and until the next annual shareholders meeting. The Audit Committee and Board of Directors believe that the selection of Somekh Chaikin as independent accountants is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the Audit Committee of the Board of Directors shall fix the remuneration of Somekh Chaikin in accordance with the volume and nature of their services.

        A representative of Somekh Chaikin will be invited to be present at the Meeting and the fees paid to Somekh Chaikin for its audit services and non-audit services shall be reported to the shareholders of the Company at the Meeting.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to ratify the appointment of Somekh Chaikin as the independent public accountants of the Company for the period commencing January 1, 2007 and until the next annual shareholders meeting, and to authorize the Audit Committee of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

        The appointment of Somekh Chaikin requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

        The Audit Committee and Board of Directors unanimously recommend that the shareholders vote “FOR” the appointment of Somekh Chaikin as the independent public accountants of the Company.

REVIEW OF THE COMPANY’S BALANCE SHEET AS OF DECEMBER 31, 2006
AND THE CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR THEN ENDED

        At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet as of December 31, 2006 and the Consolidated Statement of Income for the year then ended. You may request a copy of the Company’s audited financial statements for the fiscal year ended December 31, 2006.

        Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

        Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement. In the event that proxies are sent directly to the Company, they must be received at least 24 hours prior to the commencement of the Meeting in order for the proxy to be qualified to participate in the Meeting. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) – 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy. Proxies and all other applicable materials should be sent to the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977).

        In addition to the accompanying proxy card, please find enclosed a copy of the Consolidated Balance Sheet and Profit and Loss Statement of the Company for the year ended December 31, 2006.

ADDITIONAL INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors SILICOM LTD. /s/ Shaike Orbach Yeshayahu (`Shaike') Orbach PRESIDENT AND CHIEF EXECUTIVE OFFICER

Kfar Sava, Israel
Date: August 1, 2007